United States securities and exchange commission logo





                              February 5, 2021

       Yuan Zhou
       Chief Executive Officer
       Zhihu Inc.
       A5 Xueyuan Road
       Haidian District, Beijing 100083
       People   s Republic of China

                                                        Re: Zhihu Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
11, 2021
                                                            CIK No. 0001835724

       Dear Mr. Zhou:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       General

   1. Please provide us with supplemental copies of all written communications, as defined in
                                                        Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf, have presented or
expect to present to potential investors in reliance on Section 5(d) of the
                                                        Securities Act, whether
or not you retained, or intend to retain, copies of those
                                                        communications. Please
contact the staff member associated with the review of this filing to discuss how to
submit the materials, if any, to us for our review.
 Yuan Zhou
FirstName
Zhihu Inc. LastNameYuan Zhou
Comapany5,NameZhihu
February    2021     Inc.
February
Page 2 5, 2021 Page 2
FirstName LastName
2. In apropriate places in your prospectus, particularly the Management's Discussion and
         Analysis of Financial Condition and Results of Operations section, please describe, and quantify to the extent possible, any known trends and uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations, in light of the impact of COVID-19 on your business. Please refer to
         CF Disclosure Guidance: Topic No. 9.
Corporate History and Structure, page 4

3. We note based on the Principal Shareholders chart on page 139 that the company has a number of major shareholders to include Mr. Zhou. Please revise the corporate structure chart to disclose the relative beneficial ownership/voting percentages held post-offering by Mr. Zhou, historical private investors and public shareholders, respectively.
Implication of Being an Emerging Growth Company, page 6

4. You disclose that you have elected to take advantage of the extended transition period to complying with new or revised accounting standards pursuant to the JOBS Act. However, in the related risk factor beginning on page 51, you disclose that you irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant the JOBS Act. Please revise your disclosure to eliminate the inconsistency.
We face risks related to natural disasters, health epidemics, and other outbreaks, page 30

5. We note your disclosure that you experienced a negative impact on your advertising revenue for the first half of 2020 and may continue to experience such negative impact due to the COVID-19 pandemic. Please revise to quantify the negative impact on your advertising revenue so investors can appreciate the discussed risk. Dilution, page 61

6. Please tell us and disclose your rationale for not deducting your mezzanine equity in arriving at your net tangible book value as of September 30, 2020. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measure, page 76

7. Please disclose why you do not consider share-based compensation expense to be indicative of your operating performance.
Compensation of Directors and Executive Officers, page 137

8. Please revise this section to provide the required information as of the last full financial year. Refer to Item 6.B of Form 20-F.
 Yuan Zhou
FirstName
Zhihu Inc. LastNameYuan Zhou
Comapany5,NameZhihu
February    2021     Inc.
February
Page 3 5, 2021 Page 3
FirstName LastName
9. Please tell us whether the company has disclosed, or is required to disclose, in Cayman
         Islands or elsewhere, the compensation of its executive officers and directors on an individual basis for its most recently completed fiscal year. Refer to
Item 6.B.1 of Form
         20-F.
Principal [and Selling] Shareholders, page 139

10. Please revise footnote 5 to disclose the natural persons with voting and/or investment control over the shares held by each of the Qiming Entities.
Related Party Transactions, page 142

11. Please revise this section to provide the required information as of the most recent practicable date. Refer to Item 7 of Form 20-F.
Consolidated Financial Statements
Note 2. Significant Accounting Policies
(f) Fair value measurements, page F-19

12. We note the derivative assets in Note 4 on page F-31 and derivative liabilities in Note 10 on page F-37. Please provide the disclosures required by ASC
820-10-50-3.
       You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services